SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: October 28, 2020

List of materials

Documents attached hereto:

i) Press release:  Disposal of Treasury Shares as Restricted Stock Compensation

October 28, 2020

Sony Corporation

Disposal of Treasury Shares as Restricted Stock Compensation

Sony Corporation (the “Corporation”) today announces that, pursuant to the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Representative Corporate Executive Officer of the Corporation decided to dispose of treasury shares (the “Disposal of Treasury Shares”) as restricted stock compensation, as follows:

1.  Outline of the Disposal

(1) Disposal date	November 18, 2020
(2) Class and number of shares to be disposed	7,300 shares of common stock of the Corporation
(3) Disposal price	8,100 yen per share
(4) Total disposal price of shares to be disposed	59,130,000 yen
(5) Allottees	3 executives of the subsidiaries of the Corporation: 7,300 shares in total
(6) Other	Disposal of Treasury Shares to be allotted is conditioned on the securities registration statement taking effect in accordance with the Financial Instruments and Exchange Act.

2.  Purpose of and Reasons for the Disposal

At the meeting of the Compensation Committee held on April 27, 2017, the Corporation passed a resolution to adopt a policy to introduce a stock compensation plan under which shares of common stock subject to transfer restrictions (the “Shares of Restricted Stock”) would be allotted to certain Corporate Executive Officers and other executives of the Corporation and the Related Companies (as defined below) as compensation for the purposes of (i) further promoting shared values between the shareholders and the executives and (ii) giving an incentive to such executives to continuously enhance the mid- to long-term business performance of the Corporation and its corporate value (the “Compensation Plan”).

At the meeting of the Compensation Committee held on October 27, 2020, based on the objectives of the Compensation Plan, it was decided that the Corporation would grant Shares of Restricted Stock to certain executives of the subsidiaries of the Corporation (the executives of the subsidiaries of the Corporation who will be granted Shares of Restricted Stock shall be hereinafter individually referred to as the “Qualified Person” and collectively referred to as the “Qualified Persons”).

Pursuant to the decision of the Representative Corporate Executive Officer of the Corporation dated October 28, 2020, which takes into account the above-mentioned resolution of the Compensation Committee, and based on the delegation of authority approved by resolutions of the Board of Directors of the Corporation pursuant to Article 416, paragraph 4 of the Companies Act, the shares of common stock of the Corporation that relate to the Disposal of Treasury Shares will be disposed to the Qualified Persons in accordance with the Compensation Plan.  Each Qualified Person will make an in-kind contribution to the Corporation of the monetary compensation receivables paid by the relevant subsidiary of the Corporation to such Qualified Person in order to grant to such Qualified Person Shares of Restricted Stock (the Corporation will jointly assume the obligation of such subsidiary of the Corporation owed toward the Qualified Person arising from the monetary compensation receivables granted to such Qualified Person). The Corporation considers that the compensation of the Qualified Persons, which includes Shares of Restricted Stock that are granted to the Qualified Persons, is at an appropriate level in accordance with the roles, functions and responsibilities of the Qualified Persons, based upon third-party research regarding compensation paid to management of both domestic and foreign companies.

The Corporation plans to execute, with each Qualified Person, an allotment agreement for Shares of Restricted Stock (the “Allotment Agreement”) which contains substantially the following terms:

3.  Outline of the Allotment Agreement

(1)	Transfer Restriction Period

Until June 26, 2023 (the “Transfer Restriction Period”), the Qualified Person shall not transfer, create any security interest on or otherwise dispose of the shares of common stock of the Corporation allotted pursuant to the Allotment Agreement (the “Allotted Shares”) (the “Transfer Restriction”).

(2)	Conditions for Releasing the Transfer Restriction

The Corporation shall remove, as of the expiration of the relevant Transfer Restriction Period, the Transfer Restriction on all of the Allotted Shares, on the condition that the Qualified Person has held, throughout the Transfer Restriction Period, one or more of his or her positions, as applicable, as a Director, a Corporate Executive Officer or another executive, or an employee of the Corporation or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article; the same shall apply hereinafter). However, if, during the Transfer Restriction Period, a Qualified Person ceases to hold all the positions that he or she has held as a Director, a Corporate Executive Officer or another executive at, and if applicable, ceases to be an employee of, the Corporation or a Related Company of the Corporation due to (i) his or her death or (ii) any other justifiable reason that is approved by the Corporation, the Corporation shall, as necessary, make reasonable adjustments to the number of the Allotted Shares for which the Transfer Restriction is to be removed and the timing of the removal of the Transfer Restriction, and any Allotted Shares that are outside the scope of the removal of the Transfer Restriction will be acquired by the Corporation without any consideration to, or consent of, the Qualified Person.

(3)	Grounds for the Acquisition without Consideration

If certain events occur, including, but not limited to, cases where, during the Transfer Restriction Period, the Qualified Person ceases to hold all the positions that he or she has held as a Director, a Corporate Executive Officer or another executive at, and if applicable, ceases to be an employee of, the Corporation or a Related Company of the Corporation, the Corporation will acquire the Allotted Shares without any consideration to, or consent of, the Qualified Person, except where the Qualified Person ceases to hold all such positions that he or she has held at, and, if applicable, ceases to be an employee of, the Corporation or a Related Company of the Corporation due to (i) his or her death or (ii) any other justifiable reason that is approved by the Corporation.

(4)	Management of Shares

In order to prevent the Allotted Shares from being transferred, having any security interest created thereon or otherwise being disposed of during the Transfer Restriction Period, the Corporation will take such measures as the Corporation considers appropriate, including the management in dedicated accounts established at domestic and/or foreign securities companies.

(5)	Treatment in Case of Organizational Restructuring

During the Transfer Restriction Period, if a matter relating to a merger agreement under which the Corporation will become the dissolving company, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary or any other organizational restructuring is approved at a General Meeting of Shareholders of the Corporation (or, if an approval at a General Meeting of Shareholders of the Corporation is not required regarding the above-mentioned organizational restructuring, then the approval by the Representative Corporate Executive Officer of the Corporation), pursuant to the decision of the Representative Corporate Executive Officer, the Transfer Restriction on the Allotted Shares of a number reasonably determined among the Allotted Shares owned by the Qualified Person on the date of the approval shall be removed immediately prior to the business day preceding the effective date of such organizational restructuring.

4.  Basis of Calculation of the Payment Amount and Specific Details thereof

The Disposal of Treasury Shares to each Qualified Person shall be carried out for the fiscal year ending March 31, 2021 (with respect to any Qualified Person who is not in the relevant office as of April 1, 2020, for the period from the date on which he or she takes office to March 31, 2021).  Each Qualified Person will make an in-kind contribution to the Corporation of the monetary compensation receivables paid by the relevant subsidiary of the Corporation to such Qualified Person in order to grant to such Qualified Person Shares of Restricted Stock (the Corporation will jointly assume the obligation of such subsidiary of the Corporation owed toward the Qualified Person arising from the monetary compensation receivables granted to such Qualified Person). In light of the terms and conditions of the bonds with stock acquisition rights that are already issued by the Corporation, and in order to eliminate any arbitrariness in the determination of the disposal price, the disposal price shall be 8,100 yen, which is the higher of (i) 7,973 yen, which is the average of the closing prices of the shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange, Inc. (each, the “Closing Price”) for the thirty (30) consecutive trading days commencing on the forty-fifth (45th) trading day immediately before the day immediately after the payment date of the Allotted Shares (excluding days on which there is no Closing Price, and trading days during the period from September 11, 2020 to October 27, 2020) (any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); and (ii) 8,100 yen, which is the Closing Price on October 27, 2020 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made a decision on the Disposal of Treasury Shares).  We believe that the disposal price is reasonable on the basis that it is, in accordance with the above-mentioned method of calculation of the disposal price, equal to the market stock price immediately prior to the date on which the Representative Corporate Executive Officer of the Corporation made the decision relating to the Disposal of Treasury Shares, and we also believe that the disposal price does not represent a price that is particularly favorable to the Qualified Persons.

End of Document